Management's Assertion Regarding Compliance With Minimum
                              Servicing Standards

As of and for the year ended December 31, 1998, Irwin Home Equity, a majority owned subsidiary of Irwin Financial Corporation, has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the parent corporation, Irwin Financial Corporation, had in effect a fidelity bond and errors and omissions policy in the amount of $18,000,000.


Edwin Corbin
Vice President - Finance


Elena Delgado
President